Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ExcelFin Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-260038) of our report dated May 21, 2021, except for Note 5 and Note 7, as to which the date is October 14, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of ExcelFin Acquisition Corp. as of March 18, 2021 and for the period from March 15, 2021 (inception) through March 18, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

October 14, 2021